SPORTSNUTS, INC.

10757 South River Front Parkway, Suite 125
South Jordan, Utah 84095
Office: 801-816-2510
Fax: 801-816-2599

January 10, 2008

VIA FEDERAL EXPRESS
Yong Kim
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

Re:         SportsNuts, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Form 10-QSB for the Quarterly Period Ended September 30, 2007
Filed November 13, 2007
File No. 333-14477

Dear Yong Kim:

We acknowledge receipt of your comments to our 10-KSB for Fiscal Year Ended December 31, 2006 and our 10-QSB for the Quarterly Period Ended September 30, 2007.  We thank you fro your input andthis letter is inteded to respond accordingly.  Each paragraph number of this letter corresponds to your comments to us dated December 31, 2007, and we have ammended our registration statement on Form 10-KSB for your timely review and comment as appropriate.

Form 10-KSB for the Fiscal Year Ended December 31, 2006
Financial Statements, page 16
Notes to Consolidated Financial Statements, page 23
Note 1 – Organization and Significant Accounting Policies, page 23
h.  Advertising, page 24

1.	COMMENT. Please disclose the total amount charged to advertising expense for each period an income statement is presented. Refer to paragraph 49(c) of SOP 97-3

RESPONSE:  As requested, we have disclosed the amount charged to advertising expense for each applicable period.  See page 24.

n.  Gain on Settlement of Debt, page 26

2.
  COMMENT.  We note your write-off of certain old accounts and notes payable pursuant to a legal opinion from your attorney and CEO.  Please tell us how your accounting treatment complies with paragraph 16 of SFAS 140 which allows for derecognition of liabilities only through legal release, judicially or by your creditors.  Please advise or revise.

RESPONSE:  The Company wrote-off certain old accounts and notes payable based upon the fact that the contracts are no longer enforceable against SportsNuts’ as a debtor.   As a matter of law, in the jurisdiction of enforcement of the debts, these debts can no longer be collected by the Company’s creditors.

Note 9 – Segment Information, page 31

3.	COMMENT. Please provide financial information for your reportable segments for each period an income statement is presented. Refer to paragraph 25 of SFAS 131.

RESPONSE:  As requested, we have disclosed the financial information for the reportable segments for each applicable period.  See page 34.

Principal Accountant Fees and Services, page 38

4.	COMMENT. Please tell us why there were no fees billed to you for professional audit services by Bouwhuis, Morrill & Company, LLC during 2006.

RESPONSE:  The schedule of fees billed to us by Bouwhuis, Morrill & Company has been corrected.  See page 41.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5.
 COMMENT.  Please file an amendment to your Form 10-KSB for the year ended December 31, 2006 to include a revised Section 302 certification with wording exactly as set forth in Item 601(b)(31) of Regulation S-B and filed as Exhibit 31.  This comment also applies to your Form 10-QSB for the quarterly period ended September 30, 2007.

RESPONSE:    As requested, we have revised the certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for our 2007 Form 10-KSB and Form 10-QSB for the quarterly period ended September 30, 2007.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6.	COMMENT. Please file a revised certification including the proper date and filed as Exhibit 32. Refer to Item 601(b)(32) of Regulation S-B.

RESPONSE:   As requested, we have revised the certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for our 2007 Form 10-KSB and Form 10-QSB for the quarterly period ended September 30, 2007.

Form 10-QSB for the Quarterly Period Ended September 30, 2007
Financial Statements

7.	COMMENT. We note you spun-off your wholly owned subsidiary, Secure Networks, Inc. on March 1, 2007 by distributing its shares on a pro rata basis to your shareholders.

8.
Please tell us in detail how you accounted for this transaction and your basis in GAAP for your accounting.  You may want to provide journal entries to facilitate the review.  Please also provide us a condensed balance sheet of Secure Networks as of the spin-off date.  Also, since Secure Networks, Inc. appears to be a component of your business as defined in paragraph 41 of SFAS 144, it appears this spin-off should be reported as discontinued operations in accordance with paragraphs 41 through 44 of SFAS 144, including your previously recognized goodwill impairment.  Please revise your financial statements or tell us why a revision is unnecessary.

RESPONSE:  Secure Networks, Inc. was a wholly owned subsidiary which was spun off on a pro rata basis to the shareholders of SportsNuts, Inc. and included all assets and liabilities of Secure Networks.  Since it was a stand alone entity, no journal entries were necessary.  In the consolidated financial statements of the Company, we included the operations of Secure Networks, Inc. up until the spin-off date of March 1, 2007.  As requested, we have included the balance sheet of Secure Networks, Inc. as of February 28, 2007 as an attachment to this letter.

We agree that the transaction should be reported as discontinued operations.  Due to the fact that our Form 10-KSB for the year ended December 31, 2007 is due shortly, we would request that the change be made to our audited financial statements to be included in the Form 10-KSB.

We hope that our responses to your comments have been both timely and succinct.  If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at jthomas@denoslaw.com.

SPORTSNUTS, INC.

_/s/John D. Thomas_________
                                John D. Thomas
                                Chief Executive Officer

Feb 28, 07
ASSETS
Current Assets
Checking/Savings
KeyBank Checking	954.14
Wells Fargo Checking	434.48
Total Checking/Savings	1,388.62
Accounts Receivable
Accounts Receivable	41,821.20
Allowance for Bad Debts	-3,937.57
Total Accounts Receivable	37,883.63
Other Current Assets
Employee Advances	2,949.79
Inventory	2,774.99
Loans Receivable	1,450.00
Total Other Current Assets	7,174.78
Total Current Assets	46,447.03
Fixed Assets
Accumulated Depreciation	-2,807.11
Computer Hardware	1,707.11
Computer Software	1,100.00
Total Fixed Assets	0.00
TOTAL ASSETS	46,447.03
LIABILITIES & EQUITY
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable	20,558.58
Total Accounts Payable	20,558.58
Credit Cards
American Express	1,702.82
Capital One Visa	2,743.53
CITI - Mastercard	1,158.25
KID PC Credit Cards	23,705.58
Total Credit Cards	29,310.18
Other Current Liabilities
*Sales Tax Payable	740.74
Accrued Sales Commissions	2,540.74
Loans Payable	79,093.03
Notes Payable	97,271.20
Payroll Liabilities	3,468.02
Total Other Current Liabilities	183,113.73
Total Current Liabilities	232,982.49
Total Liabilities	232,982.49
Equity
Additional Paid In Capital	-500.00
Common Stock	500.00
Retained Earnings	-193,226.71
Net Income	6,691.25
Total Equity	-186,535.46
TOTAL LIABILITIES & EQUITY	46,447.03